4th Quarter & Full Year 2025 Financial Results & Corporate Update March 10th, 2026 Exhibit 99.2

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including, but not limited to, statements concerning: expected changes to BioNTech’s leadership and the transition of responsibilities at the Management Board; preliminary discussions between BioNTech and the co-founders regarding the potential contribution of certain BioNTech assets to an independent company; BioNTech’s expected revenues and net profit/(loss) related to sales of BioNTech’s COVID-19 vaccine, referred to as COMIRNATY where approved for use under full or conditional marketing authorization, in territories controlled by BioNTech’s collaboration partners, particularly for those figures that are derived from preliminary estimates provided by BioNTech’s partners; the rate and degree of market acceptance of BioNTech’s COVID-19 vaccine and, if approved, BioNTech’s investigational medicines; expectations regarding anticipated changes in COVID-19 vaccine demand; the initiation, timing, progress, results, and cost of BioNTech’s research and development programs, including BioNTech’s current and future preclinical studies and clinical trials, including statements regarding the expected timing of initiation, enrollment, and completion of studies or trials and related preparatory work and the availability of results, and the timing and outcome of applications for regulatory approvals and marketing authorizations; BioNTech’s expectations regarding potential future commercialization in oncology, including goals regarding timing and indications; the targeted timing and number of additional potentially registrational trials, and the registrational potential of any trial BioNTech may initiate; discussions with regulatory agencies; BioNTech’s expectations with respect to intellectual property; the impact of BioNTech’s collaboration and licensing agreements, including BioNTech’s partnership with BMS; BioNTech's expectations with respect to tariff policy; BioNTech’s estimates of revenues, research and development expenses, selling, general and administrative expenses, and capital expenditures for operating activities; BioNTech's expectations for upcoming scientific and investor presentations; and BioNTech’s expectations of net profit / (loss). In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this presentation are based on BioNTech’s current expectations and beliefs of future events and are neither promises nor guarantees. You should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control, and which could cause actual results to differ materially and adversely from those expressed or implied by these forward- looking statements. These risks and uncertainties include, but are not limited to: BioNTech’s ability to successfully identify and recruit successors for the CEO and CMO positions; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, projected data release timelines, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the data discussed in this release, and including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the nature of the clinical data, which is subject to ongoing peer review, regulatory review and market interpretation; BioNTech’s pricing and coverage negotiations with governmental authorities, private health insurers and other third-party payors; the future commercial demand and medical need for initial or booster doses of a COVID-19 vaccine; the impact of tariffs and escalations in trade policy; competition from other COVID-19 vaccines or related to BioNTech’s other product candidates; the timing of and BioNTech’s ability to obtain and maintain regulatory approval for its product candidates; the ability of BioNTech’s COVID-19 vaccines to prevent COVID-19 caused by emerging virus variants; BioNTech’s ability to identify research opportunities and discover and develop investigational medicines; the ability and willingness of BioNTech’s third-party collaborators to continue research and development activities relating to BioNTech's development candidates and investigational medicines; unforeseen safety issues and potential claims that are alleged to arise from the use of products and product candidates developed or manufactured by BioNTech; BioNTech’s and its collaborators’ ability to commercialize and its product candidates, if approved; BioNTech’s ability to manage its development and related expenses; regulatory and political developments in the United States and other countries; BioNTech’s ability to effectively scale its production capabilities and manufacture its products and product candidates; risks relating to the global financial system and markets; and other factors not known to BioNTech at this time. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Annual Report on Form 20-F for the period ended December 31, 2025, and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. These forward-looking statements speak only as of the date hereof. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this presentation in the event of new information, future developments or otherwise. Furthermore, certain statements contained in this presentation relate to or are based on studies, publications, surveys and other data obtained from third-party sources and BioNTech’s own internal estimates and research. While BioNTech believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, any market data included in this presentation involves assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. While BioNTech believes its own internal research is reliable, such research has not been verified by any independent source. In addition, BioNTech is the owner of various trademarks, trade names and service marks that may appear in this presentation. Certain other trademarks, trade names and service marks appearing in this presentation are the property of third parties. Solely for convenience, the trademarks and trade names in this presentation may be referred to without the ® and TM symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. 2 An abbreviation directory of defined terms can be found at the end of the presentation. To be updated by Legal This Slide Presentation Includes Forward-Looking Statements

1 Progress Highlights Prof. Ugur Sahin, Co-founder & Chief Executive Officer 2 Oncology Execution Prof. Özlem Türeci, Co-founder & Chief Medical Officer 3 Financial Performance Ramón Zapata, Chief Financial Officer 3

Progress Highlights Ugur Sahin, Co-founder & Chief Executive Officer 1 4

Translating Science into Survival Building a Global Immunotherapy Powerhouse 5

2025 and Recent Achievements: Strong Performance and Pipeline Momentum

COVID-19 Market Leadership

- Launched variant-adapted COVID-19 vaccine
- Leading COVID-19 vaccine market share[1]

Advanced Key Oncology Programs

- Over 25 phase 2 & 3 oncology trials ongoing[2]
- 10 novel-combination trials ongoing with pumitamig[3]

Executed Key Strategic Deals

- Strategic BMS partnership
- Acquired Biotheus
- Acquired CureVac

Strengthened Financial Position

- Beat increased 2025 revenue guidance
- €17.2 billion in cash, cash equivalents and securities[4]

1. Over 50%, including Italy, Spain, France, Germany, USA, Japan, Australia; 2. Includes Phase 2 or 3 trials for BNT111, BNT113, autogene cevumeran (partnered with Genentech, a member of the Roche Group), gotistobart (partnered with OncoC4), trastuzumab pamirtecan (partnered with DualityBio) and pumitamig (partnered with Bristol Myers Squibb) 3. Partnered with Bristol Myers Squibb (BMS); 4. Cash and cash equivalents plus security investments as of December 31, 2025, reached €17,235.6 million, comprising €7,675.4 million in cash and cash equivalents, €7,158.5 million in security investments disclosed as current financial assets and €2,401.7 million in security investments disclosed as non-current financial assets.

6

BIONTECH

Modalities to Disease Areas Transition to a focused disease area specific approach Late-Stage Acceleration Key late-stage data readouts expected for first wave of oncology assets Oncology Focus in 2026 Combination Therapy Momentum Novel-novel pumitamig1 combination data readouts expected 1 2 3 1. Partnered with Bristol Myers Squibb 7

Building a Multi-Product Company by 2030

Targeting 18+ Late-Stage/Pivotal Trial Readouts Through 2030+ Informing Multiple Launch Opportunities

Tumor Type		Incidence[1]	Assets	Late-Stage/Pivotal Trials	Expected Data Readouts[2] (2026 / 2027 / 2028 / 2029 / 2030+)
Lung	**1L NSCLC**	**400K**	Pumitamig[3]	ROSETTA Lung-02	2029
	Stage III unresectable NSCLC	**65K**	Pumitamig[3]	ROSETTA Lung-201	2030+
	1L NSCLC – PD-L1 ≥ 50%	**60K**	Pumitamig[3]	ROSETTA Lung-202	2030+
	2L+ sqNSCLC[1]	**55K**	Gotistobart[4]	PRESERVE-003	2026
	1L ES-SCLC	**80k**	Pumitamig[3]	ROSETTA Lung-01	2028
Breast	**1L TNBC** – all comers	**20k**	Pumitamig[3]	Phase 3 in China	2026
	1L TNBC – CPS < 10	**15k**	Pumitamig[3]	ROSETTA Breast-01	2029
	2L+ HR+ BC[1] – HER2-low	**55k**	Trastuzumab-pamirtecan[5]	DYNASTY Breast-02	2026
Genitourinary	**1L RCC**	**40k**	Pumitamig[3]	ROSETTA RCC-208[7]	2030+
	1L CRPC	**110k**	BNT324/DB-1311[5]	BNT324-03	2029
Gastrointestinal	**1L MSS-CRC**	**230k**	Pumitamig[3]	ROSETTA CRC-203	2030+
	1L Gastric – HER2-neg, PD-L1+	**40k**	Pumitamig[3]	ROSETTA Gastric-204	2030+
	1L HCC	**25k**	Pumitamig[3]	ROSETTA HCC-206[7]	2030+
	Adj. CRC - ctDNA+	**70k**	Autogene cevumeran[6]	BNT122-01	2026
	Adj. PDAC	**30k**	Autogene cevumeran[6]	IMCODE003	2029
Gynecologic	**2L+ Endometrial[1]** – HER2-expressing	**10k**	Trastuzumab-pamirtecan[5]	Single-arm Phase 2	2026
			Trastuzumab-pamirtecan[5]	Fern-EC-01	2028
Additional Tumors	**1L HNSCC**	**160k**	Pumitamig[3]	ROSETTA HNSCC-205	2030+
	1L HNSCC – PD-L1 CPS ≥ 1, HPV16+	**50k**	BNT113	AHEAD-MERIT	2026

1. Estimated 1L or adjuvant incidence (incidence + newly recurrent patients), or 2L+ drug-treated in 2030 in the G7 markets derived from Oracle CancerMPact as of Feb 2026; Incidence information is for informational purposes only and is not intended to indicate the potential market size or reach of BioNTech's and its collaborators' product candidates, if approved. 2. Expected data readouts may be from interim or final analyses, and in some cases may not translate into commercial launches; Partnered with 3. Bristol Myers Squibb; 4. OncoC4; 5. DualityBio; 6. Genentech, a member of the Roche group; 7. These are Phase 1/2 trials. The anticipated pivotal trials evaluating pumitamig in these tumor types are expected to readout after 2030.

8

BIONTECH

BioNTech New Company Focus Becoming a multi-product company by 2030 Sharpening focus on growing late-stage clinical pipeline spanning immunomodulator, ADC and mRNA candidates Pioneering next-generation mRNA innovations with disruptive potential Next Steps CEO and CMO transition by end of 2026 Executive search underway BioNTech planning to contribute related rights and mRNA technologies in exchange for a minority stake Signing of binding agreements expected by end of H1 2026 Strategic Focus to Maximize Value for Patients and Shareholders 9 The information above is based on a non-binding letter of intent and is subject to the relevant parties entering into a final, definitive agreement.

Oncology Execution Özlem Türeci, Co-founder & Chief Medical Officer 2 10

Multi-Modal Immunotherapy Oncology Strategy

Precise and potent modalities for fast onset tumor reduction

- **ADC as potential "augmenters"** of immunomodulators and mRNA cancer immunotherapies
- **HER2, TROP2, B7H3, HER3, and EGFR/HER3** ADCs as combination partners



Immunomodulators
Synergy[1]
Synergy[1]
Space for curative approaches
Targeted therapies
Synergy[1]
mRNA cancer immunotherapies

Focus on the critical IO pathways

- **Targeting different complementary pathways** in cancer immunity cycle may promote a durable anti-tumor effect

Eliminate polyclonal residual disease with multi-antigen and individualized approaches

- **Polyspecific activity** by targeting multiple antigens at once
- **Establish long-lasting immunological memory** to prevent relapses

1. Synergistic potential

11

Pumitamig Strategy to Build a Proprietary IO Franchise

Establish

SCLC
- 1L Ph3 (Global)
- 2L Ph3 (China)

NSCLC
- 1L Ph2/3 (Global)
- 1L NSCLC Stage III unres. Ph3 (Global)
- 1L NSCLC PD-L1 ≥ 50% Ph3 (Global)

TNBC
- 1L Ph3 trial (Global)
- 1L Ph3 (China)

Expand

Registrational-Intent
- 1L Gastric Ph2/3 (Global)
- 1L CRC Ph2/3 (Global)
- 1L HNSCC Ph2/3 (Global)

Signal-Seeking
- 1L PDAC Ph2 (China)
- 1L GBM Ph2 (China)
- 1L RCC Ph1/2 (Global)
- 1L HCC Ph1/2 (Global)
- And others

Elevate

- **Combining with our ADCs targeting**
  - HER2
  - TROP2
  - B7H3
  - HER3
  - EGFR x HER3
  - Novel targets
- **Exploring potential synergies with our IO agents**
  - EpCam x 4-1BB
  - TIGIT x PVRIG
  - mRNA cancer immunotherapy

Potential New Standards of Care
10+ novel-novel combinations

Broad Pan-Tumor Applicability With Standard-of-Care Chemotherapy
12+ trials exploring pumitamig[1] in 10+ new indications

Foundational Registrations
Registrational trials with pumitamig[1] ongoing in 3 high-impact tumors

1. Partnered with Bristol Myers Squibb.

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BIONTECH

Pumitamig Strategy to Build a Proprietary IO Franchise

Establish

SCLC
- 1L Ph3 (Global) — ROSETTA LUNG-01
- 2L Ph3 (China)

NSCLC
- 1L Ph2/3 (Global) — ROSETTA LUNG-02
- 1L NSCLC Stage III unres. Ph3 (Global) — ROSETTA LUNG-201
- 1L NSCLC PD-L1 ≥ 50% Ph3 (Global) — ROSETTA LUNG-202

TNBC
- 1L Ph3 trial (Global) — ROSETTA BREAST-01
- 1L Ph3 (China)

Expand

Registrational-Intent
- 1L Gastric Ph2/3 (Global) — ROSETTA GASTRIC-204
- 1L CRC Ph2/3 (Global) — ROSETTA CRC-203
- 1L HNSCC Ph2/3 (Global) — ROSETTA HNSCC-205

Signal-Seeking
- 1L PDAC Ph2 (China)
- 1L GBM Ph2 (China)
- 1L RCC Ph1/2 (Global) — ROSETTA RCC-208
- 1L HCC Ph1/2 (Global) — ROSETTA HCC-206
- And others

Elevate

- **Combining with our ADCs targeting**
  - HER2
  - HER3
  - TROP2
  - EGFR x HER3
  - B7H3
  - Novel targets
- **Exploring potential synergies with our IO agents**
  - EpCam x 4-1BB
  - TIGIT x PVRIG
  - mRNA cancer immunotherapy

Potential New Standards of Care
10+ novel-novel combinations

Broad Pan-Tumor Applicability With Standard-of-Care Chemotherapy
12+ trials exploring pumitamig[1] in 10+ new indications

Foundational Registrations
Registrational trials with pumitamig[1] ongoing in 3 high-impact tumors

1. Partnered with Bristol Myers Squibb.

13
BIONTECH

Establishing & Expanding Pumitamig1 in Combination with Current SoC 14 1. Partnered with Bristol Myers Squibb. Phase 2 Phase 3 Status Dose Selection Global Initiation Primary Completion SCLC 1L 2028 TNBC 1L 2029 NSCLC 1L 2029 Stg. III unresectable 2026 2030+ 1L PD-L1 ≥50% 2026 2030+ CRC 1L Ongoing 2026 2026 2030 Gastric 1L Ongoing 2026 2026 2030 HNSCC 1L 2026 2026 2026 2030+ HCC 1L Ongoing RCC 1L Ongoing GBM 1L Ongoing in China PDAC 1L Ongoing in China Phase 2 trials to inform pivotal development

Expanding BioNTech's Focus on Lung Cancer to Maximize Pipeline Potential

	Resectable	Stage III Unresectable	1L metastatic	2L+ metastatic
Incidence[1]	*220K*	*65K*	*400K*	*230K*
NSCLC	Pumitamig[2] + chemo IIT[6] Pumitamig[2] + FixVac LuCa-MERIT-1	Pumitamig[2] **ROSETTA LUNG-201**	Pumitamig[2] **ROSETTA LUNG-202** Pumitamig[2] + chemo **ROSETTA LUNG-02** Pumitamig[2] + ADCs BNT324[4], BNT325[4], BNT326[5]	Gotistobart[3] **PRESERVE-003** (sq) FixVac + Gotistobart[3]/ADCs LuCa-MERIT-1 ADC monos BNT324[4], BNT325[4], BNT326[5]
Incidence[1]			*80K*	*35K*
SCLC			Pumitamig[2] + chemo **ROSETTA LUNG-01** Pumitamig[2] + ADC (BNT324[4])	ADC mono BNT324[4]

■ Next generation IO ■ Targeted therapy ■ mRNA immunotherapy — Registrational trials --- Ph1/2 PoC trials

1. Estimated 1L or adjuvant incidence (incidence + newly recurrent patients), or 2L+ drug-treated in 2030 in the G7 markets derived from Oracle CancerMPact as of Feb 2026; Incidence information is for informational purposes only and is not intended to indicate the potential market size or reach of BioNTech's and its collaborators' product candidates, if approved; Partnered with: 2. Bristol Myers Squibb; 3. OncoC4; 4. DualityBio (BNT324/DB-1311, BNT325/DB-1305); 5. MediLink (BNT326/YL202); 6. Being conducted in China.

15

BIONTECH

Executing a Parallel Three-Wave Strategy to Build a Proprietary IO Franchise

Establish

SCLC
- 1L Ph3 (Global) — ROSETTA LUNG-01
- 2L Ph3 (China)

NSCLC
- 1L Ph2/3 (Global) — ROSETTA LUNG-02
- 1L NSCLC St III unres. Ph3 (Global) — ROSETTA LUNG-201
- 1L NSCLC PD-L1 ≥ 50% Ph3 (Global) — ROSETTA LUNG-202

TNBC
- 1L Ph3 trial (Global) — ROSETTA BREAST-01
- 1L Ph3 (China)

Expand

Registrational-Intent
- 1L Gastric Ph2/3 (Global) — ROSETTA GASTRIC-201
- 1L CRC Ph2/3 (Global) — ROSETTA CRC-203
- 1L HNSCC Ph2/3 (Global) — ROSETTA HNSCC-205

Signal-Seeking
- 1L PDAC Ph2 (China)
- 1L GBM Ph2 (China)
- 1L RCC Ph1/2 (Global) — ROSETTA RCC-208
- 1L HCC Ph1/2 (Global) — ROSETTA HCC-206
- And others

Elevate

- **Combining with our ADCs targeting**
  - HER2
  - TROP2
  - B7H3
  - HER3
  - EGFR x HER3
  - Novel targets
- **Exploring potential synergies with our IO agents**
  - EpCam x 4-1BB
  - TIGIT x PVRIG
  - mRNA cancer immunotherapy

Potential New Standards of Care
10+ novel-novel combinations

Broad Pan-Tumor Applicability With Standard-of-Care Chemotherapy
12+ trials exploring pumitamig[1] in 10+ new indications

Foundational Registrations
Registrational trials with pumitamig[1] ongoing in 3 high-impact tumors

1. Partnered with Bristol Myers Squibb.

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BIONTECH

Single-Agent Activity of ADCs Being Explored Across Indications

Advancing Single-Agent Towards Commercial Stage

T-Pam[1] BC Phase 3 fully enrolled with interim data expected in late 2026

T-Pam[1] EC Phase 2 fully enrolled with data expected in 2026, confirmatory Phase 3 ongoing

BNT324/DB-1311[1] Phase 3 in 1L mCRPC to start in 2026

BNT326/YL202[2] Phase 2 in 2L+ HER2-low/-null BC presented at SABCS 2025

	Lung			Breast		Genitou-rinary		Gastrointestinal				Gynecologic			Additional Tumors		
	NSCLC AGA-	NSCLC EGFRm	SCLC	TNBC	HR+/ HER2- BC	RCC	Prostate	GC/GEJ	CRC	PDAC	HCC	Endometrial	Cervical	OC	GBM	HNSCC	Melanoma
T-Pam[1]					Registrational trial							Registrational trial					
BNT324/ DB-1311[1]	Phase 1/2 trial	Phase 1/2 trial	Phase 1/2 trial				Registrational trial				Phase 1/2 trial		Phase 1/2 trial	Phase 1/2 trial		Phase 1/2 trial	Phase 1/2 trial
BNT325/ DB-1305[1]	Phase 1/2 trial	Phase 1/2 trial		Phase 1/2 trial	Phase 1/2 trial								Phase 1/2 trial	Phase 1/2 trial			
BNT326/ YL202[2]	Phase 1/2 trial	Phase 1/2 trial		Phase 1/2 trial	Phase 1/2 trial			Phase 1/2 trial	Phase 1/2 trial				Phase 1/2 trial	Phase 1/2 trial		Phase 1/2 trial	

■ Registrational trial
■ Phase 1/2 trial

Partnered with 1. DualityBio; 2. MediLink.

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BIONTECH

Novel Combinations to Expand Pumitamig Opportunity Across Cancer Types

Building Foundations for Registrational Combinations

10 novel-novel combination trials ongoing with pumitamig[1]

Generating clinical data from pumitamig[1] combined with ADCs

Multiple data readouts expected in 2026


Lung
Breast
Genitou-rinary
Gastrointestinal
Gyneco-logic
Additional Tumors
NSCLC AGA-
NSCLC EGFRm
SCLC
TNBC
HR+/ HER2-BC
RCC
Prostate
GC/GEJ
CRC
PDAC
HCC
Cervical
OC
GBM
HNSCC
Melanoma
Pumitamig[1] +
SoC
T-Pam[2]
BNT324/ DB-1311[2]
BNT325/ DB-1305[2]
BNT326/ YL202[3]
Registrational trial
Phase 1/2 trial

Partnered with 1. Bristol Myers Squibb; 2. DualityBio; 3. MediLink.

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BIONTECH

Development Focus of mRNA Cancer Immunotherapy iNeST and FixVac Portfolios

Autogene cevumeran[1] Adjuvant		**BNT113** 1L	**BNT116[2]** Multiple settings
CRC Phase 2	PDAC Phase 2	HPV16+ PD-L1 CPS ≥1 HNSCC Phase 2/3	NSCLC Phase 1 & 2
Monotherapy	+ Atezolizumab + mFOLFIRINOX	+ Pembrolizumab	Mono & combo with IO & ADCs
• Recruitment ongoing • Data presented from epi sub-study at **ASCO 2024** and from biomarker sub-study at **ESMO-GI 2024**	• Recruitment ongoing • Data from Phase 1 trial published: Rojas et al., **Nature 2023**; Sethna et al., **Nature 2025**	• Recruitment ongoing • Trial updated to Phase 2/3	• Recruitment completed in Phase 2 in 1L NSCLC[2] • Data presented at **SITC 2023, AACR 2024** and **SITC 2024** • Data in frail patients presented at **AACR 2025** • Data in patients after CRT presented at **WCLC 2025**
Phase 2 final analysis expected in 2027	**Primary Completion Date in 2031**	**Phase 3 interim analysis expected in 2026**	

Individualized Immunotherapy – iNeST[1]

Off-the-shelf Immunotherapy – FixVac

Partnered with: 1. Genentech, a member of the Roche Group; 2. In collaboration with Regeneron.

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BIONTECH

Catalyst-Rich Year Ahead with Multiple Expected 2026 Milestones

	Program	Trial Readout Phase	Indication
Late-Stage Trial Readouts	**Trastuzumab-pamirtecan[3]**	Single arm Phase 2	2L+ HER2-expressing endometrial cancer
		Phase 3[5] interim analysis	Chemo naïve HR+ HER2-low breast cancer
	Gotistobart[2]	Phase 3[5] interim analysis	2L+ sqNSCLC
		Phase 2	2L+ mCRPC
	BNT113	Phase 3[5] interim analysis	HPV16+ PD-L1+ HNSCC
	Pumitamig[1]	Phase 3[5] in China interim analysis	1L TNBC
Early-Stage Pumitamig & ADC Trial Readouts	**Pumitamig[1]**	Phase 2	1L NSCLC
		Phase 2	1L ES-SCLC
		Phase 2 in China	1L HCC
		Phase 2 in China	1L MSS-CRC
	Pumitamig[1] + Trastuzumab-pamirtecan[3]	Phase 1/2	Breast cancer
	Pumitamig[1] + BNT324/DB-1311[3]	Phase 1/2	Advanced solid tumors
		Phase 2	NSCLC/SCLC
	Pumitamig[1] + BNT325/DB-1305[3]	Phase 2	TNBC
	Pumitamig[1] + BNT326/YL202[4]	Phase 1/2	NSCLC
	BNT324/DB-1311[3]	Phase 1/2	2L+ mCRPC
Phase 3 Trial Initiations	**Pumitamig[1]**	Phase 3[5]	1L MSS-CRC
			1L HER2- PD-L1+ gastric cancer
			1L HNSCC
			1L NSCLC – PD-L1 ≥ 50%
			Stage III unresectable NSCLC
	BNT324/DB-1311[3]	Phase 3	1L mCRPC
BLA Submission	**Trastuzumab-pamirtecan[3]**	-	2L+ HER2-expressing endometrial cancer

Data from the final analysis of the autogene cevumeran study BNT122-01 were previously expected in 2026. Given events have accrued more slowly than projected, the data from the final analysis are now expected in 2027.
Some data readouts may be event-driven and subject to change based on actual event accrual rates.
Partnered with: 1. Bristol Myers Squibb; 2. OncoC4; 3. DualityBio; 4. MediLink; 5. Pivotal trial.

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BIONTECH

Financial Performance Ramón Zapata, Chief Financial Officer 3 21

Full Year 2025 Financial Results Compared to Guidance 22 1. Numbers have been rounded. More information can be found in BioNTech’s Report on Form 20-F for the year ended December 31, 2025, filed on March 10, 2026, which is available at www.sec.gov. In € millions FY 2025 IFRS Results1 FY 2025 IFRS Guidance Total Revenues 2,870 2,600 – 2,800 R&D Expenses 2,105 2,000 – 2,200 SG&A Expenses 624 550 – 650 Capital Expenditures for Operating Activities 198 200 – 250

Full Year 2025 Financial Results

In € millions except per share data[1]	FY 2025 IFRS Results	FY 2025 Adjusted Results[2]	FY 2024 IFRS Results	FY 2024 Adjusted Results[2]
Revenues	2,870	2,870	2,751	2,751
Cost of sales	(642)	(611)	(541)	(493)
Research and development expenses	(2,105)	(2,020)	(2,254)	(2,173)
Sales, marketing, general and administrative expenses	(624)	(624)	(599)	(599)
Other operating result	(904)	(1)	(671)	(14)
Operating loss	**(1,405)**	**(386)**	**(1,314)**	**(527)**
Net profit / (loss)	**(1,136)**	**(117)**	**(665)**	**122**
Diluted earnings / (loss) per share	(4.70)	(0.48)	(2.77)	0.50

Balance Sheet as of December 31, 2025 – Cash and cash equivalents plus security investments[3] €17.2 bn

1. All numbers have been rounded and may not add up to the totals. Presentation of the consolidated statements of profit or loss has been condensed. 2. In addition to BioNTech's results determined in accordance with International Financial Reporting Standards ("IFRS"), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix "Adjusted" or, as a whole, "Adjusted Results"). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech's measures based on IFRS Accounting Standards and more information can be found in the appendix and in BioNTech's Report on Form 20-F for the year ended December 31, 2025, filed on March 10, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech's non-IFRS measures are not, and should not be viewed as, a substitute for their most directly comparable IFRS Accounting Standards measures, and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards. 3. Cash and cash equivalents plus security investments as of December 31, 2025, reached €17,235.6 million, comprising €7,675.4 million in cash and cash equivalents, €7,158.5 million in current security investments disclosed as financial assets and €2,401.7 million in non-current security investments disclosed as financial assets.

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BIONTECH

Fourth Quarter 2025 Financial Results

In € millions except per share data[1]	4Q 2025 IFRS Results	4Q 2025 Adjusted Results[2]	4Q 2024 IFRS Results	4Q 2024 Adjusted Results[2]
Revenues	907	907	1,190	1,190
Cost of sales	(333)	(302)	(244)	(205)
Research and development expenses	(505)	(505)	(612)	(530)
Sales, marketing, general and administrative expenses	(218)	(218)	(132)	(132)
Other operating result	(174)	21	(54)	(2)
Operating profit / (loss)	**(323)**	**(97)**	**149**	**322**
Net profit / (loss)	**(305)**	**(80)**	**260**	**432**
Diluted earnings / (loss) per share	(1.25)	(0.33)	1.08	1.79

Balance Sheet as of December 31, 2025 – Cash and cash equivalents plus security investments[3] **€17.2 bn**

1. All numbers have been rounded and may not add up to the totals. Presentation of the consolidated statements of profit or loss has been condensed. 2. In addition to BioNTech's results determined in accordance with International Financial Reporting Standards ("IFRS"), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix "Adjusted" or, as a whole, "Adjusted Results"). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech's measures based on IFRS Accounting Standards and more information can be found in the appendix and in BioNTech's Report on Form 20-F for the year ended December 31, 2025, filed on March 10, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech's non-IFRS measures are not, and should not be viewed as, a substitute for their most directly comparable IFRS Accounting Standards measures, and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards. 3. Cash and cash equivalents plus security investments as of December 31, 2025, reached €17,235.6 million, comprising €7,675.4 million in cash and cash equivalents, €7,158.5 million in current security investments disclosed as financial assets and €2,401.7 million in non-current security investments disclosed as financial assets.

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Full Year 2026 Financial Guidance1 25 1. Excludes risks that are not yet known and/or quantifiable and related activities. It includes effects identified from licensing arrangements, collaborations and Merger & Acquisitions (“M&A”) transactions to the extent disclosed. The guidance is based on non-IFRS measures and excludes certain effects compared to measures based on IFRS Accounting Standards. More information can be found in BioNTech’s Report on Form 20-F for the year ended December 31, 2025 filed on March 10, 2026, which is available at www.sec.gov. In € millions FY 2026 non-IFRS Guidance Total Revenues 2,000 – 2,300 Adjusted R&D Expenses 2,200 – 2,500 Adjusted SG&A Expenses 700 – 800 Revenue Guidance Considerations • Competitive market dynamics in the United States • Begin managing transition of multi-year contracts in Europe, and specifically in Germany where BioNTech recognizes direct sales • Stable revenues from the collaboration with BMS, from a pandemic preparedness contract with the German government, and from the BioNTech Group service businesses • No one-time revenue from Pfizer opt-out from further development of shingles program

BioNTech Oncology Vision: Translating Science into Survival

2025

Advanced Strategy, Matured Pipeline and De-risked Development

Progressed key programs into pivotal stage, established partnership with BMS, fortified balance sheet with €17.2 billion in cash[1] to fund our pipeline

2026 – 2029

Drive Oncology Execution at Scale and Speed

Advance combination therapy studies, accelerate pivotal trial execution, build indication-specific oncology portfolios and execute oncology launches

2030

Diversified Multi-Product Company

Build a diversified, multi-product global immunotherapy powerhouse addressing high unmet medical need of cancer patients worldwide

1. Preliminary, unaudited figure; consists of cash, cash equivalents and security investments, as of December 31, 2025.

26
BIONTECH

Thank you

Appendix

Reconciliation of Adjusted to IFRS Results – FY 2025 & 2024 Financial Results

In € millions except per share data[1]	FY 2025 IFRS Results	FY 2025 Non-IFRS Adjustments	FY 2025 Adjusted Results[2]	FY 2024 IFRS Results	FY 2024 Non-IFRS Adjustments	FY 2024 Adjusted Results[2]
Revenues	2,870	-	2,870	2,751	-	2,751
Cost of sales	(642)	31	(611)	(541)	48	(493)
Research and development expenses	(2,105)	85	(2,020)	(2,254)	81	(2,173)
Sales, marketing, general and administrative expenses	(624)	-	(624)	(599)	-	(599)
Other operating result	(904)	903	(1)	(671)	657	(14)
Operating loss	**(1,405)**	**1,019**	**(386)**	**(1,314)**	**786**	**(527)**
Net profit / (loss)[3]	**(1,136)**	**1,019**	**(117)**	**(665)**	**786**	**122**
Basic earnings / (loss) per share	(4.70)		(0.48)	(2.77)		0.51
Diluted earnings / (loss) per share	(4.70)		(0.48)	(2.77)		0.50

1. All numbers have been rounded and may not add up to the totals. Presentation of the consolidated statements of profit or loss has been condensed. 2. In addition to BioNTech's results determined in accordance with International Financial Reporting Standards ("IFRS"), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix "Adjusted" or, as a whole, "Adjusted Results"). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech's measures based on IFRS Accounting Standards and more information can be found in the appendix and in BioNTech's Report on Form 20-F for the year ended December 31, 2025, filed on March 10, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech's non-IFRS measures are not, and should not be viewed as, a substitute for their most directly comparable IFRS Accounting Standards measures, and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards. 3. Tax effects are not considered as part of BioNTech's non-IFRS adjustments.

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Reconciliation of Adjusted to IFRS Results – 4Q 2025 & 2024 Financial Results

In € millions except per share data[1]	4Q 2025 IFRS Results	4Q 2025 Non-IFRS Adjustments	4Q 2025 Adjusted Results[2]	4Q 2024 IFRS Results	4Q 2024 Non-IFRS Adjustments	4Q 2024 Adjusted Results[2]
Revenues	907	-	907	1,190	-	1,190
Cost of sales	(333)	31	(302)	(244)	39	(205)
Research and development expenses	(505)	-	(505)	(612)	82	(530)
Sales, marketing, general and administrative expenses	(218)	-	(218)	(132)	-	(132)
Other operating result	(174)	195	21	(54)	52	(2)
Operating profit / (loss)	**(323)**	**226**	**(97)**	**149**	**173**	**322**
Net profit / (loss)[3]	**(305)**	**226**	**(80)**	**260**	**173**	**432**
Basic earnings / (loss) per share	(1.25)		(0.33)	1.08		1.80
Diluted earnings / (loss) per share	(1.25)		(0.33)	1.08		1.79

1. All numbers have been rounded and may not add up to the totals. Presentation of the consolidated statements of profit or loss has been condensed. 2. In addition to BioNTech's results determined in accordance with International Financial Reporting Standards ("IFRS"), or IFRS Accounting Standards, or IFRS results, BioNTech reports certain adjusted, non-IFRS measures used internally as a supplemental measure of our business performance (each referred to with the prefix "Adjusted" or, as a whole, "Adjusted Results"). The calculation of these measures and the adjusted results as a whole is based on the concepts of the applicable IFRS Accounting Standards, but includes certain adjustments. Reconciliation of the adjusted results to BioNTech's measures based on IFRS Accounting Standards and more information can be found in the appendix and in BioNTech's Report on Form 20-F for the year ended December 31, 2025, filed on March 10, 2026, which is available at www.sec.gov. While non-IFRS measures may offer additional insights, BioNTech's non-IFRS measures are not, and should not be viewed as, a substitute for their most directly comparable IFRS Accounting Standards measures, and should always be considered alongside our financial statements prepared in accordance with IFRS Accounting Standards. 3. Tax effects are not considered as part of BioNTech's non-IFRS adjustments.

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BioNTech's Oncology Pipeline

Phase 1

- **BNT116** Adv. NSCLC
- **BNT211** Multiple solid tumors
- **BNT314/GEN1059[6]** Multiple solid tumors
- **BNT317** Multiple solid tumors
- **BNT326/YL202[5]** Multiple solid tumors

Phase 1/2

- **BNT324/DB-1311[3]** Multiple solid tumors
- **BNT325/DB-1305[3]** Multiple solid tumors
- **BNT329** Multiple solid tumors
- **Gotistobart[4]** Met. CRPC
- **Gotistobart[4]** Multiple solid tumors
- **Pumitamig[1]** Multiple solid tumors
- **Pumitamig[1]** 1L adv. HCC (PLANNED)
- **Pumitamig[1]** Adv. RCC (PLANNED)
- **Pumitamig[1]** 1L adv./met. TNBC[8]
- **Pumitamig[1] + BNT314/GEN1059[6]** Met. CRC[9]
- **Pumitamig[1] + BNT3212** Multiple solid tumors
- **Pumitamig[1] + BNT3213** 1L HCC[8,9]
- **Pumitamig[1] + BNT324/DB-1311[3]** Adv./met. NSCLC and SCLC[9]
- **Pumitamig[1] + BNT325/DB-1305[3]** Multiple solid tumors[9]
- **Pumitamig[1] + BNT326/YL202[5]** Multiple solid tumors
- **Pumitamig[1] + BNT326/YL202[5]** Adv. NSCLC
- **Pumitamig[1] + Trastuzumab pamirtecan[3]** Adv./met. BC[9]
- **Trastuzumab pamirtecan[3]** Multiple solid tumors

Phase 2

- **Autogene cevumeran[2]** Adj. CRC
- **Autogene cevumeran[2]** Adj. PDAC
- **BNT116[7]** 1L adv. NSCLC
- **BNT326/YL202[5]** Multiple solid tumors[8]
- **BNT326/YL202[5]** Adv./met. BC[8]
- **Gotistobart[4]** PROC
- **Pumitamig[1]** 1L met. CRC[8]
- **Pumitamig[1]** 1L ES-SCLC[8]
- **Pumitamig[1]** 1L/2L+ ES-SCLC
- **Pumitamig[1]** 2L ES-SCLC[8]
- **Pumitamig[1]** 2L+ EGFRm NSCLC[8]
- **Pumitamig[1]** 2L Glioblastoma[8]
- **Pumitamig[1]** 1L HCC[8]
- **Pumitamig[1]** 1L MPM[8]
- **Pumitamig[1]** 2L NEN[8]
- **Pumitamig[1]** 2L adv./met. NSCLC
- **Pumitamig[1]** 1L met. PDAC[8]
- **Pumitamig[1]** 1L/2L adv./met. TNBC
- **Pumitamig[1] or BNT325/DB-1305 + BNT324/DB-1311[3]** Multiple solid tumors[9]

Phase 2/3

- **BNT113** 1L HPV16+ HNSCC
- **Pumitamig[1]** 1L met. CRC
- **Pumitamig[1]** 1L met. Gastric (PLANNED)
- **Pumitamig[1]** 1L HNSCC (PLANNED)
- **Pumitamig[1]** 1L NSCLC

Phase 3

- **BNT324/DB-1311[3]** Met. CRPC (PLANNED)
- **Gotistobart[4]** Met. NSCLC
- **Pumitamig[1]** 1L ES-SCLC
- **Pumitamig[1]** 1L adv. NSCLC (PLANNED)
- **Pumitamig[1]** Unresectable Stage III NSCLC (PLANNED)
- **Pumitamig[1]** 2L SCLC[8]
- **Pumitamig[1]** 1L adv./met. TNBC (PLANNED)
- **Pumitamig[1]** 1L adv./met.TNBC[8]
- **Trastuzumab pamirtecan[3]** Met. BC
- **Trastuzumab pamirtecan[3]** 2L EC

Next generation immunomodulator | Targeted therapy | mRNA immunotherapy | Novel-novel combination

Partnered with: 1. Bristol Myers Squibb; 2. Genentech, a member of the Roche Group; 3. DualityBio; 4. OncoC4; 5. MediLink; 6. Genmab; 7. In collaboration with Regeneron; 8.Trial ongoing in China only; 9.Trial is currently being conducted by or on behalf of BioNTech. Bristol Myers Squibb holds co-exclusive rights to pumitamig.

31

32 Partnered with: 1. University of Pennsylvania; 2. Pfizer; 3. Fosun Pharma; 4. Funded by the Gates Foundation; 5. Funded by the Coalition for Epidemic Preparedness Innovations (CEPI). mRNAAntibody BioNTech’s Infectious Diseases Pipeline Phase 1 Phase 1/2 Phase 2 Commercial BNT1631 HSV BNT162 + BNT1612 COVID-19 – Influenza combination BNT1665 Mpox BNT1622,3 COVID-19 BNT351 HIV BNT1644 Tuberculosis BNT165 Malaria BNT1665 Mpox

Abbreviation Directory

4-1BB	CD137	G7 markets	Canada, France, Germany, Italy, Japan, GB, USA	(sq) NSCLC	(squamous) Non-small cell lung cancer
n L	*nth* line	GB	Great Britain	OC	Ovarian cancer
AACR	American Association for Cancer Research	GBM	Glioblastoma	PCD	Projected Commercialization Date
ADC	Antibody-drug conjugate	GC/GEJ	Gastric/Gastro-esophageal junction cancer	PD-(L)1	Programmed cell death protein (ligand) 1
adj.	Adjuvant	HCC	Hepatocellular carcinoma	PDAC	Pancreatic ductal adenocarcinoma
adv.	Advanced	HER2 (or 3)	Human epidermal growth factor receptor 2 (or 3)	PoC	Proof of concept
AGA	Actionable oncogenic alteration	HIV	Human immunodeficiency virus	PROC	Platinum-resistant ovarian cancer
ASCO	American Society of Clinical Oncology	HNC	Head and neck cancer	PVRIG	Poliovirus receptor-related immunoglobulin
B7-H3	B7 Homolog 3	HNSCC	Head and neck squamous cell carcinoma	R&D	Research and development
BC	Breast cancer	HPV	Human papilloma virus	(ncc/cc)RCC	((non-)clear cell) Renal cell carcinoma
BLA	Biologics License Applications	HR	Hormone receptor	SABCS	San Antonio Breast Cancer Symposium
BMS	Bristol Myers Squibb	HSV	Herpes simplex virus	(ES)SCLC	(Extensive stage) small cell lung cancer
CPS	Combined positive score	IFRS	International financial reporting standards	SEC	U.S. Securities and Exchange Commission
CRC	Colorectal cancer	IIT	Investigator initiated trial	SG&A	Selling, general and administrative expenses
(m)CRPC	(met.) Castration resistant prostate cancer	iNeST	Individualized NeoAntigen-Specific Therapy	SITC	Society of Immunotherapy of Cancer
CRT	Chemoradiation therapy	IO	Immuno-oncology	SoC	Standard of care
ctDNA	Circulating tumor DNA	M&A	Merger and acquisitions	TIGIT	T cell immunoreceptor with Ig and ITIM domains
EC	Endometrial cancer	met.	Metastatic	TM	Trademark
EGFR(m)	(mutated) Epidermal growth factor receptor	MIUC	Muscle-invasive urothelial carcinoma	TNBC	Triple-negative breast cancer
EpCAM	Epithelial cell adhesion molecule	MPM	Malignant pleural mesothelioma	T-Pam	Trastuzumab pamirtecan
ESMO	European Society for Medical Oncology	Mpox	Monkeypox	TROP2	Trophoblast cell-surface antigen 2
EU4(5)	Germany, France, Italy, Spain, (UK)	mRNA	Messenger ribonucleic acid	U.S.	United States
FixVac	Fixed Antigen Vaccine	MSS	Microsatellite stability	UK	United Kingdom
FY	Fiscal year	NEN	Neuroendocrine neoplasm	WCLC	World Conference of Lung Cancer

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